Exhibit 99.2

VERMILION ENERGY INC.

REPORT OF VOTING RESULTS

(SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held on April 26, 2018 in Calgary, Alberta. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated March 21, 2018 (the "Information Circular") available on Sedar at www.sedar.com.

An aggregate of 82,071,824 common shares of Vermilion (being 67.03% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by ballot, except for matters #1 and #3 on which the votes were conducted by way of show of hands. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.       Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at nine (9).

Carried.

2.	Ordinary resolution to approve the election of the following nine nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Lorenzo Donadeo	77,444,043	97.09%	2,318,218	2.91%
Larry J. Macdonald	73,358,465	91.97%	6,403,795	8.03%
Stephen P. Larke	74,876,909	93.88%	4,885,351	6.12%
Loren M. Leiker	79,691,400	99.91%	70,861	0.09%
Dr. Timothy R. Marchant	79,627,233	99.83%	135,028	0.17%
Anthony Marino	79,691,602	99.91%	70,659	0.09%
Robert Michaleski	74,471,541	93.37%	5,290,719	6.63%
William B. Roby	78,990,290	99.03%	771,971	0.97%
Catherine L. Williams	74,292,021	93.14%	5,470,239	6.86%

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Carried.

4.	Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
68,442,952	85.81	11,318,405	14.19

5.	Ordinary resolution to approve the Security-Based Compensation Arrangement, as described in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
69,942,653	87.69	9,818,704	12.31